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                                Exhibit 1.(5)(d)

      Form of First-To-Die Monthly Deduction Waiver Rider for Survivorship
                       Variable Adjustable Life Insurance


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                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                                      RIDER

                 FIRST-TO-DIE MONTHLY DEDUCTION WAIVER (FTDMDW)

1. WHAT IS YOUR BENEFIT? This rider provides for the waiver of monthly deduction charges, made against the policy's cash value, in the event that either Insured dies while this rider is in effect.

2. WHAT MONTHLY DEDUCTIONS WILL BE WAIVED? The monthly deductions for this policy which we will waive on each Monthly Deduction Day are:

         (a) The monthly contract charge;

         (b) The monthly cost of insurance for the base policy;

         (c) The monthly cost for any riders attached to the policy;

         (d) The charge per $1,000 of policy face amount, if applicable.

         These deductions are described in more detail in the Cash Value and Loans section of the policy and on the Policy Data Pages.

3. WHEN WILL MONTHLY DEDUCTIONS BE WAIVED? We will start to waive the monthly deductions for this policy as defined above, on the Monthly Deduction Day which is on or next follows the date on which proof is furnished that either Insured died while this rider was in effect.

         It may happen that the death of either Insured occurs during the late period. In this case, before we will approve any claim under this rider, we will require that sufficient cash surrender value be available to pay the monthly deduction charges for the policy month or months that run from the beginning of the late period until the policy month in which the death of the Insured occurred.

4. WHAT RESTRICTIONS APPLY WHILE THIS RIDER'S BENEFIT IS IN EFFECT?. After the death of one of the Insureds, increases to the policy's face amount and changes to the Life Insurance Benefit Option are no longer permitted. In addition, unplanned premiums which would result in an increase in the life insurance benefit greater than the increase in the cash value, cannot be paid.

5. WHAT IS THE MONTHLY COST FOR THIS RIDER? The monthly cost for this rider will be deducted from the cash value of the policy on each Monthly Deduction Day except when this rider's benefit is in effect.

         On the issue date and each subsequent anniversary, we will determine the monthly cost for this rider the next policy year. This cost will be equal to the monthly cost of insurance rate per $1,000 multiplied by the result of the following calculation:

         (a) first, we determine the present value of all future monthly deductions that would be waived assuming one Insured died on that anniversary and the other Insured survived to his or her (a)life expectancy.

         (b) next, we repeat the same calculation, but assume that the Insured who we assumed survived in paragraph (a) died on that anniversary and that the other Insured survived to his or her life expectancy.

         (c) next, we compare the 2 present values which were calculated in paragraphs (a) and (b) and take the greater amount.

         For the purposes of this calculation, we use the guaranteed minimum interest rate of the Fixed Account and also assume the guaranteed monthly contract charge, and the then current cost of insurance charges. We will also take into account the per $1,000 charge, if applicable.

                                     (over)


797-260


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                 FIRST-TO-DIE MONTHLY DEDUCTION WAIVER (FTDMDW)
                                   (CONTINUED)


         The actual cost of insurance rates per $1,000 for this rider will be set by us, in advance, at least once each year. Any change in cost of insurance rates will be made on a uniform basis for all Insureds in the same class. The cost of insurance rates are guaranteed to never exceed the rates shown in the Table of Maximum Cost of Insurance Rates for this rider which is included among the Policy Data pages.

6. DOES THIS RIDER HAVE CASH OR LOAN VALUES? This rider does not have cash or loan values.

7. IS THIS RIDER PART OF THE CONTRACT? This rider, when paid for, is made a part of the policy, based on the application for the rider.

8. MAY WE CONTEST THIS RIDER? We will not contest this rider after it has been in force during the lifetime of both Insureds for 2 years from its date of issue.

9. DOES THIS RIDER COVER SUICIDE OF THE INSUREDS? Suicide of the first of the Insureds to die, while sane or insane, within 2 years of the date of issue of this rider, is not covered by this rider. In that event, this rider will end and the only amount payable will be the cost of insurance charges which were made in connection with this rider.

10. WHAT IS THE RIDER'S DATE OF ISSUE? When this rider is issued at the same time as the policy, the rider and the policy have the same date of issue. When this rider is added to a policy which is already in force, we also put in an add-on rider. The add-on rider shows the date of issue.

9. WHEN DOES THIS RIDER END? You can cancel this rider at any time. To do this, you must send your signed notice to us. This rider will end on the Monthly Deduction Day which is on or next follows the date we receive your request. This rider ends on the policy anniversary on which the older Insured is age 95, unless the rider's benefit is in effect at that time.

         This rider also ends if the policy ends or is surrendered.

10. IS THERE A SURRENDER CHARGE FOR THIS RIDER? The Table of Maximum Surrender Charges and the Target Premium indicated on the Policy Data pages include amounts for this rider. If this rider ends but the policy remains in force, the Target Premium will be reduced and a surrender charge will be deducted if the policy's initial face amount is within the surrender charge period. However, this does not apply if the rider ends due to the older Insured reaching age 95. In addition, if both the policy and rider end at the same time, any surrender charge which applies to the policy will also include an amount for this rider.

                                                     NEW YORK LIFE INSURANCE AND
                                                     ANNUITY CORPORATION


/s/George J. Trapp                       /s/Frederick J. Sievert
------------------                       -----------------------
Secretary                                President


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